

December 6, 2012

## The elections have been decided, but their impact on taxes has not.

## Prepare your clients.

# Sit Minnesota Tax-Free Income Fund

Exempt income from federal regular income tax and Minnesota regular personal income tax.

Tax-equivalent yield 5.71%*

1-year return 9.99%, 5-year annualized return 6.05%, 10-year annualized return 5.03%, as of 11/30/12.



Sit Investment Associates
Sit Mutual Funds

1-800-332-5580 www.sitfunds.com

Performance data quoted represents past performance; past performance does not guarantee future results. Investment return and principal value of an investor will fluctuate so that an investor's shares when redeemed, may be worth more or less than their original cost. *Tax-equivalent yield is based on the 30-Day SEC Yield at a federal tax rate of 35.0% and a Minnesota tax-rate of 7.85%, for an effective combined tax rate of 40.1%. For current performance data, please call now for a free prospectus with more complete information, including the Fund's investment objectives, risks, charges and expenses. Read it carefully before you invest.

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### Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.